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                SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
                      SUPPLEMENTAL INSURANCE RIDER
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THIS RIDER IS PART OF, AND SUBJECT TO THE OTHER TERMS AND CONDITIONS OF, THE
POLICY TO WHICH IT ATTACHES. THIS RIDER IS EFFECTIVE ON THE POLICY'S ISSUE DATE UNLESS A DIFFERENT DATE IS SPECIFIED IN SECTION 1 OF THE POLICY. THIS RIDER IS ISSUED IN CONSIDERATION OF YOUR WRITTEN REQUEST AND PAYMENT OF THE APPROPRIATE RIDER CHARGES.
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BENEFIT
This rider, while in force, will increase the death benefit payable on the death of the insured as described below. The Supplemental Insurance Amount
(SIA) for each Policy Year is specified in Section 1 of the Policy. The second and third paragraphs of Section 8 of the Policy are deleted and replaced by the following:

Option A -- Specified Face Amount. The death benefit is the greater of 1) the Specified Face Amount plus the SIA; or 2) the Account Value multiplied by the applicable death benefit percentage shown in Section 1.

Option B -- Specified Face Amount plus Account Value. The death benefit is the greater of 1) the Specified Face Amount plus the SIA plus the Account Value; or
2) the Account Value multiplied by the applicable death benefit percentage shown in Section 1.

If a Waiver of Monthly Deductions rider is also attached to the Policy and is in force, then the monthly rider cost for the SIA will be waived whenever the monthly deductions for the Policy are waived.

MONTHLY RIDER COST
The monthly rider cost is equal to a) plus b) plus c) where a) is the monthly rider cost of insurance b) is the monthly rider expense charge, and c) is the additional charge for the concurrent attachment of any Waiver of Monthly Deductions Rider.

The monthly rider cost of insurance charge equals the monthly rider cost of insurance rate multiplied by the SIA divided by 1000. The monthly rider cost of insurance rates will never exceed the guaranteed maximum monthly cost of insurance rates shown in Section 2 of the Policy. The monthly expense charge for the rider equals the monthly expense charge rate per 1000 multiplied by the SIA divided by 1000. The monthly expense charge rate per 1000 for this rider is shown in Section 1 of the Policy.

If the Waiver of Monthly Deductions rider is in force, the monthly rider cost for this rider will include an additional amount equal to the SIA as shown in
Section 1 multiplied by the rate shown in the monthly rider cost section for the Waiver of Monthly Deductions rider.

CHANGES TO THE SIA
If satisfactory evidence of insurability is provided, the SIA may be changed once each Policy Year by written request to our Principal Office. The change will take effect on the Monthly Anniversary Day on or next following the date We approve the request.

NO-LAPSE GUARANTEE
The no-lapse guarantee period for this rider is shown in Section 1. The minimum monthly premium shown in Section 1 applies to both the Policy and all riders attached to the Policy.

INCONTESTABILITY AND SUICIDE
The Incontestability provision of the Policy applies to this rider. If the insured, whether sane or insane, commits suicide within two years after the effective date of an increase in the SIA, then Our liability as to that increase will be the rider cost for that increase.


VUL-2001-SIR                                                              Page 1
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TERMINATION
The rider will terminate at the earliest of the following dates:

a. The scheduled termination of the SIA;
b. The receipt of your written request for termination;
c. The Cash Surrender Value is equal to or less than zero unless the Policy meets the minimum premium test during the no-lapse guarantee period of the rider.
d. The termination of the Policy;
e. The Policy Anniversary on which the Insured is Attained Age 100.

































VUL-2001-SIR                                                              Page 2